UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	Grupo Financiero Interacciones, S.A.B. de C.V.

B.	(1) This is [check one]:

☒ an original filing for the Filer.
☐ an amended filing for the Filer.

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

	Name of registrant:	Grupo Financiero Interacciones, S.A.B. de C.V.

	Form type:	Form CB

	File Number (if known):	005-90197

	Filed by:	Grupo Financiero Interacciones, S.A.B. de C.V.

Date filed (if filed
	concurrently, so indicate):	November 28, 2017 (filed concurrently)

D.	The Filer is incorporated or organized under the laws of Mexico and has its principal place of business at

Paseo de la Reforma 383, 12th floor, Colonia Cuauhtémoc,
Mexico City, Mexico, Zip 06500
Telephone: +52 55 53268624 ext. 4323

E.	The Filer designates and appoints CT Corporation System (the “Agent”), located at:

Northeast Team 1 New York Corporate Service Center 111 Eighth Avenue, 13th Floor New York, NY 10011 Phone: (212) 590-9331

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)
any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on November 28, 2017 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB.  The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.
The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which the Form CB relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, this 28th day of November, 2017.

GRUPO FINANCIERO INTERACCIONES, S.A.B. DE C.V.

By:	/s/ Manuel Velasco Velázquez
Name: Manuel Velasco Velázquez
Title: Corporate Legal Director

This statement has been signed by the following persons in the capacities and on the date indicated.

CT CORPORATION SYSTEM
as Agent for Service of Process for
Grupo Financiero Interacciones, S.A.B. de C.V.

By:	/s/ Olga Hinkel
Name: Olga Hinkel
Title: Vice President

Date:	November 28, 2017